Exhibit 4

February 25, 2009

VIA E-MAIL AND FEDERAL EXPRESS

Mr. Richard J. Lashley
2 Trinity Place
Warren, New Jersey 07059

RE:           State Bancorp, Inc. Rule 14a-8 Proposal

Dear Mr.  Lashley:

In accordance with §240.14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934, enclosed is a copy of the State Bancorp, Inc.’s statement of opposition to your shareholder proposal that will appear in the Company’s 2009 Proxy Statement.

Very truly yours,

/s/ Patricia M. Schaubeck

Patricia M. Schaubeck
General Counsel

Enclosure

MILW_

Exhibit 4

PROPOSAL _____

STOCKHOLDER PROPOSAL TO INCREASE THE MINIMUM

STOCK OWNERSHIP GUIDELINES FOR DIRECTORS

An affiliated group of stockholders, the PL Capital Group, has requested that the Company include the following proposal and supporting statement in the Company’s Proxy Statement for the 2009 Annual Meeting of Stockholders.  If properly presented by an authorized individual of the group, this proposal will be voted on at the Annual Meeting.  These stockholders have represented that they beneficially own 580,854 shares of stock of the Company.  The address of the proponent will be made available to any Stockholder of the Company promptly upon oral or written request of any Stockholder to the Company’s Secretary, State Bancorp, Inc., Two Jericho Plaza, Jericho, New York 11753.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “AGAINST” THIS PROPOSAL

Unless you specify otherwise, the Board intends the accompanying proxy to be voted against this proposal.  The stockholder proposal and supporting statement, for which the Board and the Company accept no responsibility, follow verbatim in italics:

“RESOLVED:

We request that the directors implement stock ownership guidelines requiring that each director beneficially own at least 20,000 shares of State Bancorp, Inc. common stock (“Common Stock”) or such greater number of shares of Common Stock until the director has accumulated ownership of at least $150,000 worth of Common Stock (calculated based upon the cost of direct purchases, plus the market value at the date of vesting for restricted stock, plus the exercise price paid to exercise stock options as long as such stock is retained after exercise).  Unexercised option grants and unvested restricted stock grants are excluded.  Directors must achieve this ownership level within four years of joining the board of directors.  Directors with three or more years of prior service as of the date these stock ownership guidelines are adopted must achieve this ownership level within one year.

Shareholder Supporting Statement:

The Company has already come to recognize that stock ownership is one of the best ways to align the interests of directors with those of shareholders.  We are merely proposing an increase in the minimum amount of stock that must be owned by each director, to ensure that directors have a material personal investment and ownership stake in the company, and a reduction in the amount of time to comply with the ownership requirement, because we believe the current period for compliance is too long.

We believe that directors with a material personal investment and ownership stake are more effective and attentive to the interests of shareholders, and we believe the current ownership guidelines are not sufficient to align directors’ interests with those of shareholders because:

•
5,000 shares is not a sufficiently material personal financial commitment for directors who have stewardship over a company with $1.6 billion of assets, $112 million of stockholders’ equity and a market cap of $161 million at recent prices;

•	At recent prices a 5,000 share investment would cost approximately $55,000, an amount that is not sufficiently material in our view;

•
Directors have been and will continue to be given stock through stock option grants and restricted stock grants, so meeting the 5,000 share requirement in four years may not require a material out of pocket outlay of personal funds for individual directors;

•	Most directors are long term members of the board who should have already accumulated a significant ownership position, as several directors have already done; and

•
State Bancorp’s stock price has declined significantly over the past one (-20%), three (-34%) and five (-25%) year periods (as of November 18, 2008), and significant losses were incurred in recent years by the Company to settle material litigation and other matters.  While greater ownership by directors may not have changed these results or the decisions made by the board respecting these matters, we believe it would have better aligned directors’ interests with those of shareholders.

We urge you to vote “FOR” this resolution.”

BOARD OF DIRECTORS STATEMENT IN OPPOSITION TO STOCKHOLDER PROPOSAL

The Company recognizes the value of aligning the personal economic interests of its directors with the long-term interests of the Company’s stockholders.  This is reflected in the Company’s by-laws, which require that, to be eligible to serve on the Company’s Board of Directors, an individual must be a Stockholder.  In addition, the Company’s Corporate Governance Guidelines ( the “Company’s Guidelines”) require that by June 12, 2010, existing Directors must beneficially own no fewer than 5,000 shares of the Common Stock of the Company and future directors shall have no more than forty-eight (48) months from the date they become a director to acquire the requisite number of shares.  Further, as discussed under “Director Compensation,” the Company maintains the Directors Stock Plan, which is designed to increase Directors’ beneficial ownership in the Company and more closely tie their interest in the long-term growth and profitability of the Company with that of Stockholders.

In clear recognition of the importance of further aligning the interests of Directors with the Company’s Stockholders, however, the Board of Directors offered a compromise to the proponent to increase the Company’s minimum stock ownership guidelines for Directors.  The proponent did not agree to the compromise, but the Board nevertheless adopted these guidelines at its February 24, 2009 Board meeting, effective May 1, 2009, pending the outcome of the Stockholder vote on this proposal.  While the Board believes that its revised guidelines as presented below are preferable, if the proponent’s minimum stock ownership guidelines for Directors are accepted by Stockholders, the Board will adopt the proponent’s guidelines.

The Board of Directors passed an amendment to the Company’s Guidelines to require that each Director beneficially own the lesser of $150,000 worth of Stock (calculated in the same manner as described by the proponent) or 20,000 shares.  The resolution requires that Directors achieve the minimum ownership requirements within the same time frame as set forth by the proponent, but increases to two years the time frame for Directors with three or more years of service to achieve the ownership requirements.

The financial services industry is complex and highly competitive.  The Company’s ability to attract, retain and motivate highly qualified directors is a key element in the Company’s continued growth and future success.  The Board of Directors believes that the stock ownership requirements it passed at its February 24, 2009 meeting and the Directors Stock Plan serve to align the interests of its Directors with those of its Stockholders without setting the requirement and the percentage at levels that might discourage otherwise qualified candidates from accepting a nomination to the Company’s Board.  The Board of Directors believes that its guidelines strike an appropriate balance between ensuring that its Directors have a significant equity stake in the future of the Company, while also allowing them to prudently manage their personal financial affairs.  The Board of Directors believes that its revised guidelines are fairer than the proponent’s guidelines and are less likely to dissuade quality candidates from considering board service.  The Board believes that its new guidelines are sufficiently close to the proponent’s guidelines to be considered as accomplishing the same mutually desired goal.

Approval of this proposal will require the affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote thereon.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “AGAINST” THIS PROPOSAL